Exhibit 99.1

ATIF Holdings Limited Announces Closing of US$10.3 Million Initial Public Offering and Trading on the Nasdaq Capital Market Under the Ticker Symbol “ATIF”

SHENZHEN, China, April 30, 2019 – ATIF Holdings Limited (“ATIF”, or the "Company"), a company providing financial consulting services to small and medium-sized enterprises in Asia, today announced the closing of its initial public offering (“IPO”, or the “Offering”) of 2,074,672 ordinary shares at a public offering price of $5.00 per share on April 29, 2019. The aggregate gross proceeds to the Company from the Offering were $10,373,360, before deducting underwriting discounts, commissions and other expenses. The shares are expected to commence trading on or about May 3, 2019 on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “ATIF”.

Boustead Securities, LLC acted as the sole underwriter, and Valuable Capital Limited acted as a selected dealer for the Offering. Hunter Taubman Fischer & Li LLC acted as counsel to the Company, and Ortoli Rosenstadt LLP acted as counsel to the underwriter.

The Offering was made only by means of a prospectus, which is part of the registration statement filed with the SEC and became effective on March 14, 2019. A final prospectus relating to the Offering has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov. Copies of the prospectus may be obtained from: Boustead Securities, LLC, by email at offerings@boustead1828.com or telephone +1 (949) 502-4409 or standard mail to Boustead Securities, LLC, Attn: Equity Capital Markets, 6 Venture, Suite 265, Irvine, CA 92618, USA. This does not mean that the SEC has approved, passed upon the merits, or passed upon the accuracy or completeness of the information.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company's securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company's securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About ATIF Holdings Limited

Headquartered in Shenzhen, China, ATIF is a company providing financial consulting services to small and medium-sized enterprises in the Asian region. The Company’s core businesses include going public consulting services, international financial consulting services, and financial media services. The Company has advised several enterprises in China to go public in the U.S. At present, the Company has business centers and service centers in Hong Kong and Shenzhen, and a team of experienced consulting professionals. The Company owns CNNM, a news and media website that provides social news and financial information to the Asian region. For more information, please visit http://www.atifchina.com.

About Boustead Securities, LLC

Boustead Securities, LLC ("Boustead") is an investment banking firm that executes and advises on IPOs, mergers and acquisitions, capital raises and restructuring assignments in a wide array of industries, geographies and transactions, for a broad client base. Boustead's core value proposition is the ability to create opportunity through innovative solutions and tenacious execution. With experienced professionals in the United States and around the world, Boustead's team moves quickly and provides a broad spectrum of sophisticated financial advice and services. For more information, please visit www.boustead1828.com.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's proposed IPO and statement regarding potential listing on the Nasdaq Capital Market. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the IPO will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com